Ropes & Gray LLP
1 International Place
Boston, MA 02110
December 6, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Gregory S. Belliston, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333- 138768) of Iomai Corporation (the “Company”)
Dear Mr. Belliston:
          This letter responds to the staff’s comments on the above-referenced Registration Statement and refers to the specific page in Pre-Effective Amendment No. 1 to the Registration Statement, which we are filing along with this letter. We have repeated the text of the comments by number and in bold. Our response is denoted with an “R.”
Selling Stockholders
1. Please identify which of the selling stockholders, if any, are either broker-dealers or affiliates of a broker-dealer. For example, it appears that ETP/FBR Venture Capital II may be a broker-dealer or affiliate.
1R. ETP/FBR Venture Capital II, LLC is affiliated with the broker-dealer Friedman, Billings, Ramsey & Co., Inc. But, ETP/FBR Venture Capital II, LLC purchased the shares that they propose to register in the ordinary course of business. Further, when ETP/FBR Venture Capital II, LLC purchased the shares on January 5, 2006, they had no agreement or understanding, directly or indirectly, with any person to distribute these shares.
On p. 6 of Pre-Effective Amendment No. 1 to the Registration Statement, we have added footnote (4) to the ETP/FBR Venture Capital II, LLC entry on the Selling Stockholders table:
“ETP/FBR Venture Capital II, LLC is affiliated with the broker-dealer Friedman, Billings, Ramsey & Co., Inc. ETP/FBR Venture Capital II, LLC purchased the shares being offered pursuant to this prospectus in the ordinary course of business. Further, when ETP/FBR Venture Capital II, LLC purchased the shares being offered, they had no agreement or understanding, directly or indirectly, with any person to distribute these shares.”

Signatures
4. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-1. If Russell P. Wilson, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.
          We have modified the signature description for Russell P. Wilson on p. II-5 of Pre-Effective Amendment No. 1 to the Registration Statement to include the following: “(Principal Financial and Accounting Officer).”
          We hope that these revisions and this letter fully respond to your concerns.
          Please call the undersigned at (617) 951-7921 or Mark Gaffney at (617) 951-7015 with any questions regarding this letter.
Best regards,
/s/ Paul Kinsella
Paul Kinsella